Via Facsimile and U.S. Mail
Mail Stop 6010

August 6, 2008

Mr. W. Larry Cash
Executive Vice President,
Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

Re: **Community Health Systems, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Filed February 29, 2008
        File Number: 001-15925

Dear Mr. Cash:

        We have reviewed your June 20, 2008 response to our June 6, 2008 comment
letter and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filings, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Critical Accounting Policies

Third Party Reimbursement, page 53

1. Please refer to your response to our prior comments two and four. Your responses
    discuss a hypothetical 1% change in expected reimbursement and allowance for
    doubtful accounts. We do not believe that hypothetical changes in balance amounts
    address our comments and we re-issue comments two and four. Please note that the
    comments' focus is on quantification and disclosure of the impact that reasonably
    likely changes in your assumptions would have on your financial position and
    operations. For example your response to comment two states that payor
    classification is a key assumption. Quantification and disclosure of the impact of
    reasonably likely changes to that assumption would achieve the objective of our
    comments.

Allowance for Doubtful Accounts, page 53

2. Please refer to your response to our prior comment number three. Please address the following comments:

    1. Revise your disclosure to include a more robust discussion of the facts and circumstances attributable to the charges as discussed in your response so that your rationale for increasing the contractual reserves and allowance for doubtful accounts is transparent to investors,

    2. Tell us why an increase in the volume of indigent non-resident aliens and removal of participants from TennCare resulted in an increase to contractual reserves as opposed to an increase to bad debt expense; and

    3. Reconcile your statements within your response that the noted items increased the number of uninsured patients with limited financial means to your disclosure on page 54 of your Form 10-K. Such disclosure shows a consistent percentage of gross self-pay receivables of 34.2%, 34% and 34.7% in 2007, 2006 and 2005, respectively.

Professional Liability Insurance Claims, page 55

3. Please refer to your response to our prior comment number five. It remains unclear how you determined that discounting your unsettled loss reserves for professional liability claims was appropriate. Please tell us how your company specific information has enabled you to determine that the aggregate amount of the liability and the amount and timing of cash payments for the liability are fixed or reliably determinable. Please see paragraph 132 of SOP 96-1.

* * * *

       Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

       You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                    Sincerely,

                    Jim B. Rosenberg
                    Senior Assistant Chief
                    Accountant